Exhibit 4.17
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
The following description of the common and preferred units representing limited partner interests in Crestwood Equity Partners LP, a Delaware limited partnership (the “Partnership,” “we,” “us,” and “our”), is based on our Fifth Amended and Restated Agreement of Limited Partnership, as amended, which we refer to as our “partnership agreement,” and applicable provisions of law. The following summary does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our partnership agreement. References to our “general partner” refer to Crestwood Equity GP LLC, a Delaware limited liability company.
The Common Units
The common units represent limited partner interests in us. The holders of common units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units in and to partnership distributions, please read this section and “Provisions of Our Partnership Agreement Relating to Cash Distributions.” For a description of voting rights, rights of distribution upon liquidation and other rights and privileges of limited partners, including our common units under our partnership agreement, please read “Our Partnership Agreement.”
Transfers of Common Units
Upon the transfer of a common unit in accordance with our partnership agreement, the transferee of the common unit will be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Each transferee:
•represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;
•automatically becomes bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and
•gives the consents, waivers and approvals contained in our partnership agreement.
In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units. A transferee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.
Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the common unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.
We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.
Common units are securities, and any transfers of common units are subject to the laws governing the transfer of securities.
The Preferred Units
The preferred units represent a separate class of our limited partnership interests. For a description of the relative rights and preferences of holders of preferred units in and to partnership distributions, please read this section and “Provisions of Our Partnership Agreement Relating to Cash Distributions.” For a description of voting rights, rights of distribution upon liquidation and other rights and privileges of limited partners, including our preferred units under our partnership agreement, please read “Our Partnership Agreement.”
Conversion
One or more preferred unitholders may elect, each in its own discretion, (i) to convert all or any portion of the preferred units held by such preferred unitholders, in an aggregate amount equaling or exceeding the Minimum Conversion Amount (as defined in Amendment No. 1 to our partnership agreement (the “Partnership Agreement Amendment”)), into common units, at the then applicable Conversion Ratio (as defined in the Partnership Agreement Amendment), subject to payment of any accrued but unpaid distributions to the date of conversion and (ii) in the event of our voluntary liquidation, dissolution or winding up, to convert all or any portion of their preferred units into common units, at the then applicable Conversion Ratio, subject to payment of any accrued but unpaid distributions to the date of conversion.
At any time, subject to certain liquidity requirements set forth in the Partnership Agreement Amendment, if the volume-weighted average trading price of the common units on the national securities exchange on which the common units are then listed (the “VWAP Price”) for 20 trading days over the 30-trading day period ending on the close of trading on the day immediately preceding the date notice is given by us of election of our conversion right is greater than the quotient of (i) $13.69095 divided by (ii) the then applicable Conversion Ratio, our general partner, in its sole discretion, may convert all or a portion of the outstanding preferred units into common units, at the then applicable Conversion Ratio, subject to the payment of any accrued but unpaid distributions to the date of conversion. Also, subject to certain liquidity requirements set forth in the Partnership Agreement Amendment, if the VWAP Price of the common units for 20 trading days over the 30-trading day period ending on the close of trading on the day immediately preceding the date notice is given by us of the exercise of our conversion right is greater than the quotient of (i) $9.1273 divided by (ii) the then applicable Conversion Ratio, our general partner, in its sole discretion, may convert all, but not less than all, of the outstanding preferred units into a number of common units equal to the Adjusted Conversion Amount.
Rights upon a Change of Control
In the event of a Cash COC Event (as defined in the Partnership Agreement Amendment), the preferred unitholders shall convert the outstanding preferred units into common units immediately prior to the closing of such Cash COC Event at a conversion ratio equal to the greater of (i) the then applicable Conversion Ratio and (ii) the quotient of (1) the product of (a) $9.1273 multiplied by (b) the Cash COC Conversion Premium (as defined in the Partnership Agreement Amendment), divided by (2) the VWAP Price of the common units for the 10 consecutive trading days ending immediately prior to the date of closing of the Cash COC Event, subject to a $10.00 per unit floor on common units received, subject to the payment of any accrued but unpaid distributions to the date of conversion.
If a Change of Control (as defined in the Partnership Agreement Amendment) (other than a Cash COC Event) occurs, then each preferred unitholder shall, at its sole discretion:
(i) convert its preferred units into common units, at the then applicable Conversion Ratio, subject to the payment of any accrued but unpaid distributions to the date of conversion;
(ii) if (1) either (x) we are not the surviving entity or (y) we are the surviving entity but the common units are no longer listed on the New York Stock Exchange or another national securities exchange and (2) the consideration per common unit exceeds $10.00, require us to use our best efforts to deliver to such preferred unitholders a mirror security to the preferred units in the surviving entity, which security shall have substantially similar terms, including with respect to economics and structural protections, as the preferred units, provided, that if we are not able to deliver such a mirror security, such preferred unitholders shall be entitled to (a) take any action otherwise permitted by clause (i) above or clauses (iii) or (iv) below or (b) convert the preferred units held by such preferred unitholders into a number of common units based on a conversion ratio described in the Partnership Agreement Amendment;
(iii) if we are the surviving entity and the consideration per common unit exceeds $10.00, continue to hold its preferred units; or
(iv) require us to redeem its preferred units at a price of $9.218573 per preferred unit, plus accrued and unpaid distributions to the date of such redemption (which redemption may be paid, in the sole discretion of the general partner, in cash or in common units, in accordance with the terms of the Partnership Agreement Amendment).
Class A Units
Class A units represent limited partner interests in us (the “Class A units”). The rights and obligations of Class A units are identical to the rights and obligations of common units except that the Class A units generally do not have voting rights and do not share in certain distributions. For a description of the relative rights and preferences of holders of Class A units in and to partnership distributions, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions.” For a description of voting rights, rights of distribution upon liquidation and other rights and privileges of limited partners, including our Class A units under our partnership agreement, please read “Our Partnership Agreement.”

Subordinated Units
The subordinated units represent limited partner interests in us. In connection with Crestwood Holdings’ acquisition of our general partner, and prior to the reverse unit split, we issued 4,387,889 subordinated units to Crestwood Gas Services Holdings LLC. The rights and obligations of the subordinated units are identical to the rights and obligations of common units except that the subordinated units are subordinate to common units with respect to distribution. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units.”

PROVISIONS OF OUR PARTNERSHIP AGREEMENT RELATING TO CASH DISTRIBUTIONS
Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.
Distributions to Preferred Units
The preferred units are entitled to a cumulative distribution (the “Preferred Distribution”) of $0.2111 per quarter in respect of each preferred unit, subject to certain adjustments described in the Partnership Agreement Amendment. For each quarter beginning with the first quarter ending after the effective time of the Merger through and including the quarter ending September 30, 2017 (the “Initial Distribution Period”), the Preferred Distribution was paid, in the sole discretion of our general partner, in additional preferred units, in cash, or in a combination of additional preferred units and cash (any such distributions paid in additional preferred units (“PIK Distributions”)).
Following the Initial Distribution Period, each Preferred Distribution is paid in cash at the Preferred Distribution Amount unless, subject to certain exceptions, (i) there is no distribution being paid on Parity Securities and Junior Securities (including the common units) (each as defined in the Partnership Agreement Amendment) and (ii) the Partnership’s Available Cash (as defined in our partnership agreement), excluding any deductions to provide funds for distributions of Available Cash to our common unitholders in respect of any one or more of the next four quarters, is insufficient to pay the Preferred Distribution. If we fail to pay the Preferred Distribution in full in cash for any quarter after the Initial Distribution Period, then until such time as all accrued and unpaid Preferred Distributions are paid in full in cash (i) the Distribution Amount will increase to $0.2567 per quarter, (ii) we will not be permitted to declare or make (a) any distributions in respect of any Junior Securities (including the common units) and (b) subject to certain exceptions, any distributions in respect of any Parity Securities, and (iii) certain preferred unitholders shall receive the right to designate a person to serve on the board of directors of our general partner.
If we fail to pay in full any Preferred Distribution, the amount of such unpaid distribution will accrue and accumulate from the last day of the quarter for which such distribution is due until paid in full. Any accrued and unpaid distributions will increase at a rate of 2.8125% per quarter.
Distributions of Available Cash
General
Our partnership agreement requires that, within 45 days after the end of each quarter, we distribute all of our available cash to unitholders of record on the applicable record date.
Definition of Available Cash
Available cash, for any quarter, consists of all cash and cash equivalents on hand at the end of that quarter:
•less, the amount of cash reserves that is necessary or appropriate in the reasonable discretion of our general partner to:
•provide for the proper conduct of our business;
•    comply with applicable law, any of our debt instruments or other agreements; or
•    provide funds for future distributions to our partners for any one or more of the next four quarters;
•plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made subsequent to the end of the quarter. Working capital borrowings are generally borrowings that are made under our revolving credit facility and, in all cases, are used solely for working capital purposes or to pay distributions to our partners;
provided, however, that available cash does not include any IPCH/Crestwood Partners Available Cash (as defined in our partnership agreement).
General Partner Interest
Our general partner is not entitled to distributions on its non-economic interest.
Class A Units

Class A units generally share in distributions of available cash, except Class A units do not share in (i) any income, gains, losses, deductions and credits which are attributable to our ownership of, or sale or other disposition of, the shares of common stock of IPCH and the membership interests of Crestwood Partners or (ii) any cash and cash equivalents on hand derived from or attributable to our ownership of, or sale or other disposition of, the shares of common stock of IPCH and the membership interests of Crestwood Partners. For each of the first ten quarters ending on or after March 31, 2014 after the end of the subordination period, Class A Units are entitled to a distribution equal to $10.00 per Class A unit prior to the quarterly distributions of available cash to all unitholders.
Subordinated Units
The subordinated units are entitled to receive distributions of available cash for a particular quarter only after each of our common units has received a distribution of at least $1.30 for that quarter. Our subordinated units convert to common units after our common units have received a cumulative distribution in excess of $5.20 during a consecutive four quarter period and its Adjusted Operating Surplus (as defined in the partnership agreement) exceeds the distribution on a fully dilutive basis.
Distributions of Cash Upon Liquidation
If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to our unitholders, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.
If the sale of our assets in liquidation would be impracticable or would cause undue loss, the sale may be deferred for a reasonable amount of time or the assets (except those necessary to satisfy liabilities) may be distributed to our limited partners in lieu of cash in the same manner as cash or proceeds of a sale would have been distributed.

OUR PARTNERSHIP AGREEMENT
The following is a summary of certain material provisions of our partnership agreement that relate to ownership of our common units.
Capital Contributions
Our unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”
Limited Voting Rights
Common Units and Preferred Units
The following is a summary of the unitholder vote required for each of the matters specified below. Matters that require the approval of a “unit majority” require the approval of a majority of the common units and preferred units voting on an as-if converted basis.
In voting their common units, our general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners.
Issuance of additional units    Creation of any class of Senior Securities (as defined in the Partnership Agreement Amendment) requires super-majority approval of the preferred unitholders. Please read “—Issuance of Additional Interests.”
Amendment of the partnership agreement    Certain amendments may be made by our general partner without the approval of the unitholders. Other amendments generally require the approval of a majority of outstanding units. Certain other amendments require the approval of a super-majority of outstanding units. Certain amendments that impact the preferred units require approval of a super-majority of the preferred unitholders. Please read “—Amendment of the Partnership Agreement.”
Merger of our partnership or the sale of
all or substantially all of our assets    Majority of outstanding units. A Change of Control in which consideration to be received by the common unitholders has a value of less than $10.00 per common unit requires approval of the majority of the outstanding preferred units (the “Voting Threshold”). Please read “—Merger, Sale or Other Disposition of Assets.”
Dissolution of our partnership    Majority of outstanding units. Please read “—Termination and Dissolution.”
Continuation of our business upon dissolution    Majority of outstanding units. Please read “—Termination and Dissolution.”
Election to be treated as a corporation
for U.S. federal tax law    Super-majority approval of the holders of the preferred units. Please read “—Amendment of the Partnership Agreement—Opinion of Counsel and Unitholder Approval.”
Withdrawal of our general partner    No approval right. Please read “—Withdrawal or Removal of Our General Partner.”
Removal of our general partner    Not less than 66 2∕3% of the outstanding common units, including common units held by our general partner and its affiliates. Please read “—Withdrawal or Removal of Our General Partner.”
Transfer of our general partner interest    No approval right.
If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to (i) (A) any person or group that acquires the units from our general partner or its affiliates and (B) any transferees of that person or group approved by our general partner or to (C) any person or group who acquires the units with the specific prior approval of our general partner, or (ii) (A) with respect to matters as to which the preferred units vote as a separate class and (B) with respect to matters as to which the preferred units vote together with the common units as a single class, provided that, such preferred unitholder would not beneficially own 20% or more of the common units, determined on an as-converted basis at the then-applicable Conversion Ratio. Notwithstanding anything to the contrary, with respect to any matter as to which the preferred units vote as a separate class, if at any time First Reserve Management, L.P. and its affiliates (“First Reserve”) acquires beneficial ownership of 20% or more the then outstanding preferred units, then none of such preferred units beneficially owned by First Reserve may be voted on such matter or be considered outstanding when calculating required votes or determining presence for a quorum.
Class A Units
Holders of Class A units do not have the right to vote on, approve or disapprove, or otherwise consent or not consent with respect to any matter (including mergers, share exchanges and similar statutory authorizations) except as otherwise required by any non-waivable provision of law.
Limited Liability
Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Revised Uniform Limited Partnership Act, as amended (the “Delaware Act”), and that it otherwise acts in conformity with the provisions of our partnership agreement, such limited partner’s liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital such limited partner is obligated to contribute to us for its common units plus its share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by our limited partners as a group:
•to remove or replace our general partner;
•to approve some amendments to our partnership agreement; or
•to take other action under our partnership agreement;
constituted “participation in the control” of our business for the purposes of the Delaware Act, then our limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us under the reasonable belief that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.
Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years.
Limitations on the liability of members or limited partners for the obligations of a limited liability company or limited partnership have not been clearly established in many jurisdictions. If, by virtue of our ownership interest in our subsidiaries or otherwise, it were determined that we were conducting business in any jurisdiction without compliance with the applicable limited liability company or limited partnership statute, or that the right or exercise of the right by our limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then our limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of our limited partners.
Issuance of Additional Interests

Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by our general partner without the approval of the common unitholders. However, the affirmative vote of a super-majority of the preferred unitholders is required prior to the creation of any class of Senior Securities.
It is possible that we will fund acquisitions through the issuance of additional common units or other partnership interests. Holders of any additional common units we issue will be entitled to share equally with the then-existing common unitholders in our distributions of available cash. In addition, the issuance of additional common units or other partnership interests may dilute the value of the interests of the then-existing common unitholders in our net assets.
In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our general partner, may have special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit our subsidiaries from issuing equity interests, which may effectively rank senior to the common units.
The common unitholders will not have preemptive rights under our partnership agreement to acquire additional common units or other partnership interests. The preferred unitholders, however, do have preemptive rights with respect to any Parity Securities (as defined in the Partnership Agreement Amendment).
Amendment of the Partnership Agreement
General
Amendments to our partnership agreement may be proposed only by or with the consent our general partner, which consent may be given or withheld in its sole discretion. To adopt a proposed amendment, other than certain amendments discussed below, our general partner must seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as otherwise described below, an amendment must be approved by a unit majority. In addition, the affirmative vote of a super-majority of the preferred unitholders is required prior to amending the partnership agreement in any manner that (i) alters or changes the rights, powers, privileges or preferences or duties and obligations of the preferred units in any material respect, (ii) subject to certain exceptions, increases or decreases the authorized number of preferred units, or (iii) otherwise adversely affects the preferred units, including the creation of any class of Senior Securities.
No Unitholder Approval
Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:
•a change in our name, the location of our principal place of business, our registered agent or our registered office;
•the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;
•a change that, in the sole discretion of our general partner, is necessary or advisable to qualify or continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that we will not be treated as an association taxable as a corporation or otherwise taxed as an entity for U.S. federal income tax purposes;
•an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisers Act of 1940 or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;
•an amendment that, in the discretion of our general partner, is necessary or advisable in connection with the authorization of issuance of any class or series of partnership interests;
•any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;
•an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

•any amendment that, in the discretion of our general partner, is necessary or advisable to reflect, account for and deal with appropriately the formation by us of, or our investment in, any corporation, partnership, joint venture, limited liability company or other entity, as otherwise permitted by our partnership agreement;
•a change in our fiscal year or taxable year and any changes that, in the discretion of our general partner, are necessary or advisable as a result of a change in our fiscal year or taxable year including, if our general partner shall so determine, a change in the definition of “Quarter” and the dates on which distributions are to be made by us;
•a merger or conveyance pursuant to which (i) our general partner has received an opinion of counsel that the merger or conveyance would not result in the loss of the limited liability of any limited partner or cause our partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such), (ii) the sole purpose of such merger or conveyance is to effect a mere change in the legal form of our partnership into another limited liability entity and (iii) the governing instruments of the new entity provide the limited partners and our general partner with the same rights and obligations as are contained in the partnership agreement; or
•any other amendments substantially similar to any of the matters described in the clauses above.
In addition, our general partner may make amendments to our partnership agreement, without the approval of any limited partner, if our general partner determines that those amendments:
•do not adversely affect the limited partners (including any particular class of partnership interests as compared to other classes of partnership interests) in any material respect;
•are necessary or advisable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;
•are necessary or advisable to facilitate the trading of limited partner interests (including the division of any class or classes of outstanding limited partner interests into different classes to facilitate uniformity of tax consequences within such classes of limited partner interests) or to comply with any rule, regulation, guideline or requirement of any national securities exchange on which the limited partner interests are or will be listed for trading , compliance with any of which our general partner determines in its discretion to be in the best interests of our partnership and our limited partners;
•are necessary or advisable in connection with any action taken by our general partner relating to a split, distribution, subdivision or combination of partnership securities; or
•are required to effect the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.
No Reduction of Voting Percentage Required to Take Action
Any amendment to the partnership agreement that reduces the voting percentage required to take any action must be approved by the affirmative vote of our limited partners constituting not less than the voting requirement sought to be reduced.
No Enlargement of Obligations
No amendment to our partnership agreement may (i) enlarge the obligations of any limited partner without its consent, unless such is deemed to have occurred as a result of an amendment approved by the holders of not less than a majority of the outstanding partnership interests of the class affected, (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, our general partner or any of its affiliates without the consent of general partner, which consent may be given or withheld in its sole discretion, (iii) change the provision of the partnership agreement that provides for the dissolution of our partnership upon the election to dissolve our partnership by our general partner that is approved by the holders of a unit majority (the “Elective Dissolution Provision”) or (iv) change the term of our partnership or, except as set forth in the Elective Dissolution Provision, give any person the right to dissolve our partnership.
No Material Adverse Effect on Rights and Preferences

Except for certain amendments in connection with the merger or consolidation of our partnership and except for those amendments that may be effected by our general partner without the consent of limited partners as described above, any amendment that would have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interests must be approved by the holders of not less than a majority of the outstanding partnership interests of the class affected, and to the extent such amendment would adversely affect any preferred unitholder in a disproportionate manner, consent of such preferred unitholder would also be required.
Opinion of Counsel and Unitholder Approval
Except as for those amendments that may be effected by our general partner without the consent of limited partners as described above, no amendments shall become effective without the approval of the holders of at least 90% of the outstanding units voting as a single class unless we obtain an opinion of counsel to the effect that such amendment will not affect the limited liability of any limited partner under applicable law. However, unanimous approval of the holders of the preferred units is required prior to our making an election to be treated as a taxable entity for federal income tax purposes.
Further Restrictions on Amendments.
Except as for those amendments that may be effected by our general partner without the consent of limited partners as described above, the foregoing provisions described above relating to the amendment of our partnership agreement may only be amended with the approval of the holders of at least 90% of the outstanding units (provided that the approval rights of the preferred unitholders may only be amended with the super-majority approval of the preferred unitholders).
Merger, Sale or Other Disposition of Assets
Our partnership agreement generally prohibits our general partner, without the prior approval of a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of the consolidated assets we and our operating subsidiaries own in a single transaction or a series of related transactions (including by way of merger, consolidation or other combination). Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our consolidated assets without the approval of a unit majority. Our partnership agreement generally prohibits our general partner from causing us to merge or consolidate with another entity without the approval of a unit majority.
If certain conditions specified in the partnership agreement are satisfied, our general partner may merge our partnership or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to change our legal form into another limited liability entity.
A Change of Control in which consideration to be received by the common unitholders has a value of less than $10.00 per common unit requires approval of the preferred unitholders at the then-applicable Voting Threshold.
Termination and Dissolution
We will continue as a limited partnership until dissolved under our partnership agreement. We will dissolve upon:
•the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;
•the sale of all or substantially all of the assets and properties of our partnership and its subsidiaries, treated as a single consolidated entity;
•the entry of a decree of judicial dissolution of our partnership pursuant to the provisions of the Delaware Act; or
•the withdrawal, removal, bankruptcy or dissolution of our general partner, unless a successor general partner is elected prior to or on the effective date of such withdrawal, removal, bankruptcy or dissolution and we receive a withdrawal opinion of counsel.
Upon (a) dissolution of our partnership following the withdrawal or removal of our general partner and the failure of the partners to select a successor general partner, then within 90 days thereafter, or (b) dissolution of our partnership upon the bankruptcy or dissolution of our general partner, then, to the maximum extent permitted by law, within 180 days thereafter, the holders of a unit majority may elect to reconstitute our partnership and continue its business on the same terms and conditions set forth in our partnership agreement by forming a new limited partnership on terms identical to those set forth in our partnership agreement and having as the successor general partner a person approved by the holders of a unit majority. Unless such an election is made within the applicable time period as set forth above, we shall conduct only activities necessary to wind up its affairs.
Liquidation and Distribution of Proceeds
Upon our dissolution, unless our business is continued, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in “Provisions of Our Partnership Agreement Relating to Cash Distributions—Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.
Withdrawal or Removal of Our General Partner
Our general partner may withdraw as our general partner by giving at least 90 days’ advance notice to the unitholders, such withdrawal to take effect on the date specified in such notice. Our general partner may voluntarily withdraw at any time by giving at least 90 days’ advance notice of its intention to withdraw to the limited partners, such withdrawal to take effect on the date specified in the notice, if at the time such notice is given one person and its affiliates (other than our general partner and its affiliates) own beneficially or of record or control at least 50% of the outstanding units.
If our general partner gives a notice of withdrawal, the holders of a unit majority may, prior to the effective date of such withdrawal, elect a successor general partner. The person so elected as successor general partner will automatically become the successor general partner. If, prior to the effective date of our general partner’s withdrawal, a successor is not selected by the unitholders or we do not receive a withdrawal opinion of counsel, we will be dissolved in accordance with our partnership agreement.
Our general partner may be removed if such removal is approved by the unitholders holding at least 66 2∕3% of the outstanding units (including units held by our general partner and its affiliates). Any such action by such holders for removal of our general partner must also provide for the election of a successor general partner by the unitholders holding a unit majority (including units held by our general partner and its affiliates). Such removal will be effective immediately following the admission of a successor general partner pursuant to our partnership agreement. The right of the holders of outstanding units to remove the general partner will not exist or be exercised unless we have received a withdrawal opinion of counsel.
If our general partner withdraws or is removed, we are required to reimburse the departing general partner for all amounts due the departing general partner.
Change of Management Provisions
Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove CEQP GP as our general partner or from otherwise changing our management. Please read “—Withdrawal or Removal of Our General Partner” for a discussion of certain consequences of the removal of our general partner. If any person or group, other than our general partner and its affiliates, acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply in certain circumstances. Please read “—Meetings; Voting.”
Limited Call Right
If at any time our general partner and its affiliates own more than 80% of our then-issued and outstanding limited partner interests of any class, our general partner will have the right, but not the obligation, to purchase all, but not less than all, of the remaining limited partners interests of the class at a price not less than the then current market price.
As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have its limited partner interests purchased at an undesirable time or at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The U.S. federal income tax consequences to a common unitholder of the exercise of this call right are the same as a sale by that unitholder of its common units in the market. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Units.” In the event that our general partner or any affiliate of our general partner exercises its right to purchase all of the outstanding common units, it will result in the occurrence of a Cash COC Event (as defined in the Partnership Agreement Amendment).
Meetings; Voting

For purposes of determining the limited partners entitled to notice of or to vote at a meeting of limited partners or to give approvals without a meeting, our general partner may set a record date, which shall not be less than 10 nor more than 60 days before (i) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any national securities exchange on which the limited partner interests are listed for trading, in which case the rule, regulation, guideline or requirement of such exchange shall govern) or (ii) in the event that approvals are sought without a meeting, the date by which limited partners are requested in writing by our general partner to give such approvals. Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.
If authorized by our general partner, any action that may be taken at a meeting of the limited partners may be taken without a meeting if an approval in writing setting forth the action so taken is signed by limited partners owning not less than the minimum percentage of the outstanding limited partner interests (including limited partner interests deemed owned by our general partner) that would be necessary to authorize or take such action at a meeting at which all the limited partners were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any national securities exchange on which the limited partner interests are listed for trading, in which case the rule, regulation, guideline or requirement of such exchange shall govern). Special meetings of limited partners may be called by our general partner or by limited partners owning at least 20% of the outstanding partnership securities of the class or classes for which a meeting is proposed. Limited partners may vote either in person or by proxy at meetings. The holders of a majority of the outstanding partnership securities of the class or classes for which a meeting has been called (including limited partner interests deemed owned by our general partner), represented in person or by proxy, will constitute a quorum.
Each record holder of a unit has a vote according to its percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Interests.” For a description of the voting rights of the Class A units, please read “—Limited Voting Rights.” However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates and purchasers specifically approved by our general partner, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of common unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and its nominee provides otherwise. This loss of voting rights does not apply (i) (A) to any person or group that acquires the units directly from our general partner or its affiliates, (B) to any transferees of that person or group approved by our general partner or (C) to any person or group who acquires the units with the specific prior approval of our general partner, or (ii) (A) with respect to matters as to which the preferred units vote as a separate class and (B) with respect to matters as to which the preferred units vote together with the common units as a single class, provided that, such preferred unitholder would not beneficially own 20% or more of the common units, determined on an as-converted basis at the then-applicable Conversion Ratio. Notwithstanding anything to the contrary, with respect to any matter as to which the preferred units vote as a separate class, if at any time First Reserve acquires beneficial ownership of 20% or more the then outstanding preferred units, then none of such preferred units beneficially owned by First Reserve may be voted on such matter or be considered outstanding when calculating required votes or determining presence for a quorum; provided, however, that such restrictions shall no longer apply when First Reserve ceases to directly or indirectly, control our general partner.
Any notice, demand, request, report or proxy material required or permitted to be given or made to record common unitholders under our partnership agreement will be delivered to the record holder by us or by the transfer agent.
Status as Limited Partner
By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Except as described above under “—Limited Liability,” the common units and preferred units will be fully paid, and common unitholders and preferred unitholders will not be required to make additional contributions.